Exhibit 99.1

Investor Contact:
The Blueshirt Group
Gary Dvorchak, CFA
gary@blueshirtgroup.com
+1 (323) 240-5796

Media Contact:
Anna Porta
Anna.porta@maxeon.com
+39 (345) 770-6205

Maxeon Solar Technologies Announces Fourth Quarter and Fiscal Year 2020 Financial Results
--Fourth Quarter Shipments of 655 MW; Revenue $245.6 million--
--Plan to Broaden Engagement in U.S. Market--
--Cost Structure Improvement Plan with Optimized Factory Footprint--

Singapore, April 7, 2021 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for its fourth quarter and fiscal year ended January 3, 2021.
Maxeon Chief Executive Officer Jeff Waters commented, “In our first full quarter as an independent public company we delivered financial results consistent with our guidance while making progress on each of the three pillars of our strategy: our differentiated global brand and channel, our panel technology, and our focused approach to the large-scale market. In the fourth quarter we saw strong growth in both distributed generation and our large-scale businesses, with sequential revenue increases of 12% and 35%, respectively. Gross profit in Q4 was slightly higher than anticipated due primarily to higher than planned ASPs and improved product mix.”
Discussing brand and channel, Waters noted: “Leveraging our industry-leading brand, channel, and solar panel technology, we took the first steps in our ‘Beyond the Panel’ strategy by introducing AC Modules with factory integrated micro-inverters. These Maxeon AC modules are currently shipping into seventeen European countries and Australia. We expect this initiative to drive significant margin uplift in the quarters ahead. To further drive our distributed generation effort, we announced that Ralf Elias will join our executive team to lead our distributed generation product initiatives. Ralf will solidify our strategy to build incremental revenue from integrated energy products and services on top of our current business.”
Turning to technology, Waters elaborated: “We met key objectives on our next generation Maxeon 7 technology roadmap, achieving meaningful progress in efficiency and product safety attributes. These R&D successes further solidify our confidence that we can commercialize and ramp Maxeon 7 starting in late 2022.”
Regarding the Company’s large-scale focus, Waters remarked: “We are launching a strategic initiative to broaden our engagement in the U.S. market with our Performance line. We plan to leverage our large and growing sales pipeline and North American manufacturing assets to drive significant incremental sales in the region beyond our current rooftop distributed generation sales through SunPower.”

Selected Q4 and Fiscal Year Financial Summary

($ Thousands)	Fiscal Q4 2020	Fiscal Q3 2020	Fiscal Q4 2019	Fiscal Year 2020	Fiscal Year 2019
Module shipments, in MW	655	531	740	2,145	2,430
Revenue	245,564	206,620	368,128	844,836	1,198,301
Gross profit (loss)[1]	7,313	(12,302)	27,606	(9,781)	(2,309)
Net income (loss) attributable to stockholders[1]	3,458	(67,755)	(32,039)	(142,631)	(183,059)
Adjusted EBITDA[1,2,3]	26,943	(38,808)	(2,529)	(44,067)	(83,138)
Capital investment	13,301	4,889	10,382	27,689	41,905
1 The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. For the fourth quarter 2020 results, these items include a $44 million gain on its stock borrowing facilities, and a $21 million loss on its long-term polysilicon contract. Refer to “Use of Non-GAAP Financial Measures” below.
2 The Company's use of non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
3 In addition to the reconciliation provided here, please also refer to “Reconciliation of Non-GAAP Financial Measures” in Maxeon’s Form 6-K furnished on November 19, 2020 for the reconciliation of Adjusted EBITDA for fiscal Q3 2020.
Information presented is for continuing operations only and excludes results of lines of business retained by SunPower after the spin-off for all periods presented.
First Quarter 2021
The solar industry faces pervasive upstream supply chain cost challenges, which did not improve in the first quarter of 2021. The Company expects that elevated costs for glass, solar cells, freight, and other items may persist well into the second half of 2021. In addition, the distributed generation business is traditionally very seasonal with the first half volumes typically delivering only 40% of the annual total, and the first quarter being the lowest. For the first quarter of fiscal year 2021, the Company anticipates the following results:
–Module shipments of approximately 375 MW.
–Revenue of approximately $160 million.
–Gross profit in a range of a loss of $5 million to a loss of $15 million. This includes out-of-market polysilicon cost of approximately $15 million.
–Operating expense of approximately $38 million.
–Capital expenditures for the first quarter will be around $10 million, directed mainly to upgrading Maxeon's manufacturing facilities. For fiscal year 2021, previously planned capital expenditures of $90 million are expected to be increased by another $80 million for the U.S.-focused Performance line initiative, subject to obtaining financing.
CEO Waters summarized: “Against a backdrop of strong and growing global distributed generation market demand, we are excited about the opportunity to expand and extend our leading go-to-market channel platform. In our large-scale business, we believe that the upstream supply chain disruptions will ease, although the exact timing is difficult to predict. We are well positioned to begin converting our 38 gigawatt global sales pipeline into orders as this occurs. Finally, we are excited by the prospect of becoming even more broadly engaged in the U.S. market with our Performance line.”
The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the uncertainty of the continuing impact of the COVID-19 pandemic, and the global economic environment. Please refer to the Forward-Looking Statements section below. Management’s views and estimates are subject to change without notice.

For More Information
Maxeon’s fiscal year 2020 financial results and management commentary can be found on Form 20-F by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at https://www.maxeon.com/investor-relations. The Form 20-F and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details
The Company will also hold a conference call on April 6, 2021, at 6:00 PM U.S. EDT / April 7, 2021, at 6:00 AM Singapore Time, to discuss results and provide an update on the business. Conference call details are below.

Dial-in:
North America (toll-free): +1 (833) 301-1154
International: +1 (914) 987-7395
Conference ID: 7896717
A simultaneous webcast of the conference call will also be available on Maxeon’s website at https://www.maxeon.com/events-and-presentations.
Listeners should dial in or log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
A replay of the conference call is also available by phone at the following numbers until April 13, 2021. To access the replay, please reference the following numbers:
North America (toll-free): +1 (855) 859-2056 or +1 (800) 585-8367
International: +1 (404) 537-3406
Conference ID: 7896717
About Maxeon Solar Technologies
Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs, manufactures and sells SunPower® brand solar panels in more than 100 countries, operating the SunPower brand worldwide except the United States and Canada. The Company is a leader in solar innovation with access to over 900 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon’s products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including the duration, scope and impact on the demand for our products and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our liquidity, substantial indebtedness, and ability to obtain additional financing; (f) our upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance based on bookings, backlog, and pipelines in our sales channels; (i) our first quarter fiscal 2021 guidance, including GAAP revenue, gross profit, and MW deployed, and related assumptions; (j) expected demand recovery and market traction for Maxeon as a result of anticipated product launches; (k) our expectations regarding the potential outcome, or financial or other impact on our business, as a result of the Spin-off from SunPower Corporation; (l) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (3) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (4) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (5) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects and customers; (6) changes in public policy, including the imposition and applicability of tariffs; (7) regulatory changes and the availability of economic incentives promoting use of solar energy; (8) fluctuations in our operating results; (9) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (10) unanticipated impact to customer demand and sales schedules due to, among other factors, the spread of COVID-19 and other environmental disasters; (11) challenges in managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; and (12) unpredictable outcomes resulting from our litigation activities. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://www.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements considering new information or future events.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	January 3, 2021	December 29, 2019
Assets
Current assets
Cash and cash equivalents	$206,744	$120,956
Restricted short-term marketable securities	1,359	6,187
Accounts receivable, net	76,702	150,365
Inventories	169,240	194,852
Advances to supplier, current portion	43,680	107,388
Prepaid expenses and other current assets	49,470	38,369
Total current assets	$547,195	$618,117
Property, plant and equipment, net	246,908	281,200
Operating lease right of use assets	13,482	18,759
Intangible assets, net	456	5,092
Advances to supplier, net of current portion.	49,228	13,993
Other long-term assets	123,074	53,050
Total assets	$980,343	$990,211
Liabilities and Equity
Current liabilities
Accounts payable	$159,184	$286,464
Accrued liabilities	77,307	92,570
Contract liabilities, current portion	20,756	78,939
Short-term debt	48,421	60,383
Operating lease liabilities, current portion	2,464	2,365
Total current liabilities	$308,132	$520,721
Long-term debt	962	1,487
Contract liabilities, net of current portion	33,075	35,616
Operating lease liabilities, net of current portion	12,064	18,338
Convertible debt	135,071	—
Other long-term liabilities	51,752	46,526
Total liabilities	$541,056	$622,688
Commitments and contingencies
Equity
Common stock, no par value (33,995,116 issued and outstanding at January 3, 2021)	$—	$—
Net parent investment	—	369,837
Additional paid-in capital	451,474	—
Accumulated deficit	(8,441)	—
Accumulated other comprehensive loss	(10,391)	(7,618)
Equity attributable to the Company	432,642	362,219
Noncontrolling interests	6,645	5,304
Total equity	$439,287	$367,523
Total liabilities and equity	$980,343	$990,211

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Fiscal Year Ended
	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019
Revenue	$245,564	$368,128	$844,836	$1,198,301
Cost of revenue	238,251	340,522	854,617	1,200,610
Gross profit (loss)	7,313	27,606	(9,781)	(2,309)
Operating expenses
Research and development	8,763	11,584	34,194	36,997
Sales, general and administrative	24,051	26,824	86,202	96,857
Restructuring (benefits) charges	(9)	41	—	(517)
Total operating expenses	32,805	38,449	120,396	133,337
Operating loss	(25,492)	(10,843)	(130,177)	(135,646)
Other income (expense), net
Interest expense	(8,127)	(6,782)	(31,859)	(25,831)
Other, net	44,443	(6,291)	36,349	(1,961)
Other income (expense), net	36,316	(13,073)	4,490	(27,792)
Income (loss) before income taxes and equity in losses of unconsolidated investees	10,824	(23,916)	(125,687)	(163,438)
Provision for income taxes	(4,737)	(2,954)	(12,127)	(10,122)
Equity in losses of unconsolidated investees	(2,612)	(4,001)	(3,198)	(5,342)
Net income (loss)	$3,475	$(30,871)	$(141,012)	$(178,902)
Net income attributable to noncontrolling interests	(17)	(1,168)	(1,619)	(4,157)
Net income (loss) attributable to stockholders	$3,458	$(32,039)	$(142,631)	$(183,059)

Net income (loss) per share attributable to stockholders:
Basic	$0.11	$(1.51)	$(5.82)	$(8.61)
Diluted	$0.11	$(1.51)	$(5.82)	$(8.61)

Weighted average shares used to compute net income (loss) per share:
Basic	30,267	21,265	24,502	21,265
Diluted	30,963	21,265	24,502	21,265

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
Cash flows from operating activities
Net loss	$(141,012)	$(178,902)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	47,328	53,448
Stock-based compensation	7,250	7,135
Non-cash interest expense	19,851	23,841
Equity in losses of unconsolidated investees	3,198	5,342
Gain on retirement of property, plant and equipment	(641)	—
Deferred income taxes	(1,330)	804
Gain on equity investments	(1,822)	—
Remeasurement gain on physical delivery forward and prepaid forward	(38,236)	—
Other, net	3,078	249
Changes in operating assets and liabilities
Accounts receivable	71,231	(77,830)
Contract assets	(1,806)	264
Inventories	25,212	28,415
Prepaid expenses and other assets	(5,590)	960
Operating lease right-of-use assets	2,264	2,449
Advances to suppliers	28,473	50,163
Accounts payable and other accrued liabilities	(143,462)	53,451
Contract liabilities	(61,344)	6,460
Operating lease liabilities	(1,804)	(2,589)
Net cash used in operating activities	$(189,162)	$(26,340)
Cash flows from investing activities
Purchases of property, plant and equipment	(27,689)	(41,905)
Proceeds from disposal of short-term investments	6,572	—
Purchase of short-term investments	(1,340)	—
Proceeds from sale of assets	1,283	265
Purchases of intangibles	—	(231)
Installment payment for acquisition of subsidiary	(30,000)	—
Proceeds from sale of unconsolidated investee	3,220	—
Proceeds from dividends and partial return of capital by an unconsolidated investee	2,462	—
Net cash used in investing activities	$(45,492)	$(41,871)
Cash flows from financing activities
Proceeds from debt.	236,446	253,314
Repayment of debt.	(226,664)	(254,649)
Net proceeds from issuance of convertible debt	190,330	—

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
Net proceeds from issuance of common stock	296,765	—
Payment for realized amount on underwriting physical delivery forward	(1,606)	—
Payment for prepaid forward	(40,000)	—
Distribution to noncontrolling interest	(278)	—
Repayment of finance lease obligations & other debt	(651)	(1,190)
Net parent (distribution) contribution	(133,996)	92,409
Net cash provided by financing activities	$320,346	$89,884
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	77	381
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	85,769	22,054
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	123,803	101,749
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$209,572	$123,803
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$27,736	$13,377
Right-of-use assets obtained in exchange for lease obligations[1]	$4,791	$21,209
Interest expense financed by SunPower	$11,333	$17,000
Aged supplier financing balances reclassified from accounts payable to short-term debt	$23,933	$45,352
The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Consolidated and Combined Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Consolidated and Combined Statements of Cash Flows for fiscal years 2020 and 2019:

	As of
(In thousands)	January 3, 2021	December 29, 2019
Cash and cash equivalents	$206,744	$120,956
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	2,483	2,845
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	345	2
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in statement of cash flows	$209,572	$123,803
1 Amounts for fiscal year 2019 include the transition adjustment for the adoption of ASC 842 and new Right-of-Use (“ROU”) asset additions.

Use of Non-GAAP Financial Measures

We present earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specified additional items identified below (“Adjusted EBITDA”), which are non-GAAP measures to supplement our consolidated and combined financial results presented in accordance with GAAP. We believe that EBITDA and Adjusted EBITDA are useful to investors, enabling them to better assess changes in our results of operations across different reporting periods on a consistent basis, independent of certain items as presented above. Thus, EBITDA and Adjusted EBITDA provide investors with additional methods to assess our operating results in a manner that is focused on our ongoing, core operating performance, absent the effects of these items. We also use EBITDA and Adjusted EBITDA internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of EBITDA and Adjusted EBITDA, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. EBITDA and Adjusted EBITDA are not prepared in accordance with GAAP or intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

We adjust our EBITDA for the following items in arriving to the Adjusted EBITDA:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges (benefits). We incurred restructuring expenses related to reorganization plans implemented by our former parent, SunPower, aimed towards realigning resources consistent with SunPower’s global strategy and improving its overall operating efficiency and cost structure. Restructuring charges are excluded from Adjusted EBITDA financial measures because they are not considered core operating activities and such costs have historically occurred infrequently. Although we have engaged in restructuring activities in the past, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges from our Adjusted EBITDA financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended			Fiscal Year Ended
(In thousands)	January 3, 2021	September 27, 2020	December 29, 2019	January 3, 2021	December 29, 2019
Selected GAAP Financial Data
Revenue	$245,564	$206,620	$368,128	$844,836	$1,198,301
Cost of revenue[1]	(238,251)	(218,922)	(340,522)	(854,617)	(1,200,610)
Gross profit (loss)[1]	7,313	(12,302)	27,606	(9,781)	(2,309)
Operating loss[1]	(25,492)	(39,163)	(10,843)	(130,177)	(135,646)
Provision for income taxes	(4,737)	(5,043)	(2,954)	(12,127)	(10,122)
GAAP net income (loss)[1]	3,475	(67,208)	(30,871)	(141,012)	(178,902)
GAAP net income (loss) attributable to stockholders[1]	$3,458	$(67,755)	$(32,039)	$(142,631)	$(183,059)

Selected Non-GAAP Financial Data
GAAP net income (loss) attributable to stockholders[1]	$3,458	$(67,755)	$(32,039)	$(142,631)	$(183,059)
Interest expense	8,127	11,509	6,782	31,859	25,831
Provision for income taxes	4,737	5,043	2,954	12,127	10,122
Depreciation	9,068	9,182	11,939	42,332	46,007
Amortization	39	1,290	1,805	4,996	7,290
EBITDA[1]	$25,429	$(40,731)	$(8,559)	$(51,317)	$(93,809)

Additional adjustments
Impairment	—	—	4,053	—	4,053
Stock-based compensation	1,514	1,923	1,889	7,250	7,135
Restructuring charges (benefits)	—	—	88	—	(517)
Adjusted EBITDA[1]	$26,943	$(38,808)	$(2,529)	$(44,067)	$(83,138)
1 The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to supplementary information in the table below.

Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended			Fiscal Year Ended
	Financial statements item affected	January 3, 2021	September 27, 2020	December 29, 2019	January 3, 2021	December 29, 2019
Incremental cost of above market polysilicon[1]	Cost of revenue	18,202	38,138	20,682	77,950	88,658
Loss on ancillary sales of excess polysilicon[2]	Cost of revenue	2,544	1,993	14,322	8,517	56,479
Remeasurement (gain) loss of physical delivery forward and prepaid forward[3]	Other, net	(43,969)	5,734	—	(38,236)	—
Accommodation fee associated with the long-term polysilicon supply contract[4]	Other, net	—	5,900	—	5,900	—
1 Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with supplier and the price of polysilicon available in the market as derived from publicly available information at the time, multiplied by the volume of polysilicon we have consumed.

2 In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.

3 Relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery forward transactions. For the three months ended January 3, 2021, the gain for the prepaid forward and physical delivery forward was $31.6 million and $12.4 million (three months ended September 27, 2020: loss of $1.8 million and $3.9 million) respectively. For fiscal year 2020, the gain for the prepaid forward and physical delivery forward was $29.7 million and $8.5 million. The transactions were entered in connection with the issuance of the $200.0 million aggregate principal amount 6.50% Green Convertible Senior Notes due 2025. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is affected by the Company's share price and other factors impacting the valuation model. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was affected by the Company’s share price and other factors impacting the valuation model.

4 Relates to long-term fixed supply agreements with a polysilicon supplier which is structured as "take or pay" contract, that specify future quantities and pricing of products to be supplied. We negotiated an extension of our long-term fixed supply agreements with the supplier which resulted in a one-time accommodation fees recognized during fiscal year 2020.

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